July 6, 2018

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Comments to State Farm Variable Product Trust Preliminary Proxy Statement

Dear Mr. Oh:

On June 6, 2018, State Farm Variable Product Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940 that includes nine separate series, filed a preliminary Proxy Statement with the U.S. Securities and Exchange Commission (the “Commission”). The Trust’s Securities Act file number is 333-22467 and its Investment Company Act file number is 811-08073. The purpose of the Proxy Statement is to ask shareholders of the Trust’s Large Cap Equity Fund, Small/Mid Cap Equity Fund and International Equity Fund (each, a “Liquidating Fund” and together, the “Liquidating Funds”) to approve a Plan of Substitution pursuant to which (i) the liquidating distributions from the Liquidating Funds will be invested in the Trust’s Money Market Fund (the “Substitute Fund”) and (ii) shares of beneficial interest in the Liquidating Funds will be substituted for shares of beneficial interest in the Substitute Fund under variable universal life insurance contracts and variable deferred annuity contracts issued by State Farm Life Insurance Company and State Farm Life & Accident Assurance Company.

On behalf of the Commission’s Staff, you provided comments regarding the preliminary Proxy Statement in a phone call to me on June 15, 2018. This letter reflects the Trust’s responses to comments received from you on that date. Below I describe the Commission Staff’s comments to the preliminary proxy Statement and the Trust’s response to each comment. Terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

Comment #1 – Because the transaction contemplated by the Plan of Substitution resembles a merger, in the class identifiers for the filing of the definitive Proxy Statement, indicate that the Liquidating Funds are target funds and that the Substitute Fund is the acquiring fund.

Response #1 – Disagree. According to Donnelley Financial Services, the Trust’s financial printer, using acquiring fund and target fund series identifiers is not an option in EDGAR for the filing of the definitive Proxy Statement.

Comment #2 – In the first paragraph of the Contract owner letter, indicate that the meeting applies to shareholders of the Liquidating Funds.

Response #2 – Agreed. The Trust has changed the first paragraph of the Contract owner letter to indicate that the meeting applies to shareholders of the Liquidating Funds.

Comment #3 – Pursuant to the Plan of Substitution described in the preliminary Proxy Statement, the Trust’s Money Market Fund is the substitute fund. Define the Trust’s Money Market Fund as the substitute fund.

Response #3 – The Trust’s Money Market Fund has been defined as the “Substitute Fund” in the Contract owners’ letter, the Questions and Answers (Q&A #4) and on page 2 of the revised Proxy Statement. For clarity, in certain portions of the above-referenced documents, the Trust continues to refer to the Money Market Fund by name rather than the Substitute Fund.

Comment #4 – Please confirm that each Liquidating Fund will stay current on all filing obligations with the Commission until the liquidation is complete.

Response #4 – Confirmed. Each Liquidating Fund will stay current on all filing obligations with the Commission until its liquidation is complete.

Comment #5 – After the liquidation of each Liquidating Fund, mark the series and class identifiers of the Liquidating Fund as inactive.

Response #5 – After the liquidation of each Liquidating Fund, State Farm Investment Management Corp. (“SFIMC”), as investment adviser and administrator to the Trust, will mark the series and class identifiers of the Liquidating Fund as inactive.

Comment 6 – Confirm that State Farm Life Insurance Company and State Farm Life & Accident Assurance Company (each, an “Insurance Company” and together, the “Insurance Companies”) use reasonable efforts to locate lost or missing Contract owners.

Response 6 – The Insurance Companies confirm that they use reasonable efforts to locate lost or missing Contract owners.

Comment 7 – Prior to its liquidation, will a Liquidating Fund determine the collectability of each receivable on its balance sheet and write off any receivable that the Liquidating Fund deems uncollectible?

Response 7 – Yes, prior to its liquidation, each Liquidating Fund will determine the collectability of each receivable on its balance sheet and will write off any receivable that the Liquidating Fund deems uncollectible.

Comment 8 – Will the Trust use FAS 5, Accounting for Contingencies, in accounting for the liquidation of each Liquidating Fund, i.e., to make sure that in the wind down process a Liquidating Fund sets aside sufficient assets to cover its liabilities?

Response 8 – Yes.

Comment 9 – Q&A #9 in the preliminary Proxy Statement includes a statement that, “you are entitled to submit one vote for each dollar that you have indirectly invested in that Liquidating Fund as of the Record date.” Is a Contract owner entitled to submit voting instructions for fractional shares?

Response 9 – Yes. Q&A #9 has been changed in the revised Proxy Statement to state, “The record date is May 25, 2018 (the “Record Date”). As a Contract owner with account value allocated to at least one Liquidating Fund as of the Record Date, you have the right to instruct each Insurance Company that issued your Contract as to the manner in which shares of the Trust attributable to your Contract, including fractional shares, should be voted…” [Emphasis added with underlining. Underlining will not appear in the definitive Proxy Statement].

Comment 10 – On page 2 of the Proxy Statement in the third paragraph there is a statement that ‘The proposal to approve the Plan is referred to herein as the “Proposal.”’ Because Contract owners with account value allocated to one or more Liquidating Fund are requested to provide voting instructions regarding whether a Liquidating Fund should participate in the Plan, the Trust should consider whether there are three separate proposals. If there are three separate proposals, the Trust should comply with Item 22(a)(3)(ii) of § 240.14a–101 Schedule 14A, 17 C.F.R. 240.14a-101, which provides:

When a Fund Proxy Statement solicits a vote on proposals affecting more than one Fund or class of securities of a Fund (unless the proposal or proposals are the same and affect all Fund or class shareholders), present a summary of all of the proposals in tabular form on one of the first three pages of the Proxy Statement and indicate which Fund or class shareholders are solicited with respect to each proposal.

Response 10 – Agreed. In the revised Proxy Statement, the Trust includes the following table:

The following table reflects which Liquidating Funds’ shareholders will vote on which Proposal at the Meeting. Only the shareholders of a Liquidating Fund marked “Yes” will vote on a given Proposal.

Proposal	State Farm Variable Product Trust Large Cap Equity Fund	State Farm Variable Product Trust Small/Mid Cap Equity Fund	State Farm Variable Product Trust International Equity Fund
1. Approve the Plan of Substitution for the Trust’s Large Cap Equity Fund	Yes	No	No
2. Approve the Plan of Substitution for the Trust’s Small/Mid Cap Equity Fund	No	Yes	No

3. Approve the Plan of Substitution for the Trust’s International Equity Fund	No	No	Yes

Comment 11 – On page 2 of the preliminary Proxy Statement under the heading “The Proposal,” the Trust should consider whether to add a cross reference to Voting Information in the later part of the Proxy Statement.

Response 11 – Agreed. The Trust has added the following sentence to the end of that paragraph on page 3 of the revised Proxy Statement, “See the section of this Proxy Statement labeled “VOTING INFORMATION” for more details about how you can provide voting instructions regarding the Proposals to the Insurance Company that issued your Contract.”

Comment 12 – Each proposal is independent of the other two proposals. What happens if a Liquidating Fund’s shareholders fail to approve the proposal? The Trust should consider providing disclosure regarding this contingency.

Response 12 – Agreed. The Trust added to page 2 of the revised Proxy Statement the following paragraph:

If shareholders of a Liquidating Fund fail to approve the Plan, the Liquidating Fund will not be liquidated as planned. In this situation, the Trust’s Board of Trustees will need to evaluate other options for the Liquidating Fund such as finding a suitable merger candidate or requesting that the Insurance Companies seek the regulatory approvals necessary to substitute the Liquidating Fund without a shareholder vote.

Comment 13 – The Trust should consider defining the State Farm Variable Product Trust Money Market Fund as the “Money Market Fund.”

Response 13 – The Trust refers the Staff to the Trust’s response to Comment 3.

Comment 14 – On page 4 of the preliminary Proxy Statement there is a sentence in the paragraph that begins “Contract Value” stating,

Contract Value. If a Contract owner has account value automatically reallocated from a subaccount investing in a Liquidating Fund to a subaccount investing in the Substitute Fund as a result of the Substitution, his or her account value immediately before the Substitution will be the same as his or her account value immediately after the Substitution.

On that same page of the preliminary Proxy Statement, there is a paragraph related to Substitution Expenses which provides:

Substitution Expenses. The expenses incurred in connection with implementing the Plan, including legal and accounting services, proxy costs (filing, printing, mailing and tabulation), and variable product costs (filing, printing and mailing) will be borne by the Insurance Companies, SFIMC and their affiliates (other than the Trust); provided, however, that each Liquidating Fund and the Substitute Fund, respectively, will bear the transaction costs (e.g., commissions) associated with the liquidation of the Liquidating Fund’s securities and the purchase of portfolio securities to be held by the Substitute Fund. The Insurance Companies and SFIMC estimate that the cost that they will incur in connection with the liquidation of the Liquidating Funds and the approval of the Plan will be approximately $[        ].

If a Liquidating Fund is going to incur commissions in reducing its portfolio securities to cash, how can a Contract owner’s account value be the same before and after the Substitution?

Response 14 – For the Staff’s reference, the “Substitution” specifically refers to the automatic allocation of account value from a subaccount investing in a Liquidating Fund to the subaccount investing in the Trust’s Money Market Fund. The Substitution does not encompass the entire process of a Liquidating Fund converting its portfolio securities to cash or the Money Market Fund’s investing cash in portfolio securities.

The Trust confirms that a Contract owner’s account value immediately before and immediately after the Substitution will be the same. This is because the Substitution will take place at simple relative net asset value, as required by the previously-issued no-action relief upon which the Trust and the Insurance Companies are relying. See Northwestern Nat’l Life Insurance Co. (Apr. 27, 1990).

The cited disclosure included under “Substitution Expenses” is intended to convey that Contract owners will bear costs related to the liquidation of the Liquidating Funds’ portfolios or the investment of cash by the Money Market Fund in portfolio securities, which are costs that are commonly borne by shareholders or contract owners. Those costs should be considered separate and apart from the costs associated with the Substitution, which will be borne entirely by SFIMC and/or the Insurance Companies. The Trust notes that other funds have followed this approach for similar proxy statements. See, e.g., Advanced Series Trust, Definitive Proxy Statement, Filed Feb. 13, 2018 (File Nos. 033-24962, 811-05186); OneAmerica Funds Inc., Filed Sept. 9, 2016 (File Nos. 033-30156, 811-05850).

The Trust has revised the above-referenced disclosure to clarify that any transaction costs associated with the liquidation of a Liquidating Fund’s portfolio securities or the purchase of securities held by the Substitute Fund would have the effect of reducing the account values of Contract owners who are invested in a Liquidating Fund or the Substitute Fund at the time such costs arise. See the new sentences after the headings “Contract Value” and “Substitution Expenses” on page 3 of the revised Proxy Statement.

Comment 15 – On page 2 of the preliminary Proxy Statement under the heading “Transfer Rights,” there is a statement that Contract owners may obtain a prospectus for the Contract and applicable investment options free of charge by contacting the Insurance Companies. The Trust should consider explaining to Contract owners how to contact the Insurance Companies.

Response 15 – Agreed. In that section on page 4 of the revised Proxy Statement, Contract owners are instructed to obtain a prospectus for the Contract and applicable investment options free of charge by contacting the Insurance Companies at P.O. Box 2307, Bloomington, Illinois 61702-2307, telephone (888) 702-2307.

Comment 16 – On page 2 of the preliminary Proxy Statement there is a discussion regarding the potential future reorganization of the Trust’s Money Market Fund into the BlackRock Government Money Market V.I. Fund, a fund of BlackRock Variable Series Funds, Inc. In comparing a Liquidating Fund to the Substitute Fund throughout the Proxy Statement, the Trust should consider including an additional comparison to the BlackRock Government Money Market V.I. Fund because Contract owners with account value allocated to a Liquidating Fund may become Contract owners with account value allocated to the BlackRock Government Money Market V.I. Fund.

Response 16 – Agreed. In the revised Proxy Statement, the Trust compares each Liquidating Fund to the Substitute Fund and to the BlackRock Government Money Market V.I. Fund. You can see the additional comparisons in the marked version of the revised Proxy Statement.

Comment 17 – Regarding the transfer rights of Contract owners who have account value allocated to a Liquidating Fund, state that transfer rights arise out of the Plan of Substitution.

Response 17 – Agreed. Page 4 of the revised Proxy Statement includes a new sentence under the heading “Transfer Rights” stating, “The Plan provides transfer rights to Contract owners who have account value allocated to a Liquidating Fund.”

Comment 18 – On page 4 of the preliminary Proxy Statement, there is a discussion of factors considered by the Trust’s Board of Trustees in approving the liquidation of the Liquidating Funds. The Trust should consider providing more information about the factors that the Board took into account.

Response 18 – Agreed. In the revised Proxy Statement, the Trust bolstered the discussion about the factors that the Board took into account. See Page 5 of the revised Proxy Statement.

Comment 19 – In considering whether to approve the liquidation of the Liquidating Funds, did the Board consider other options such as a fund merger or substitution with a fund other than the Trust’s Money Market Fund?

Response 19 – The Board did consider the option to merge the Liquidating Funds with other mutual funds, and SFIMC represented to the Board that given the relatively small size and slow growth rates of the Liquidating Funds, the Liquidating Funds are not attractive as merger partners to third-party mutual funds. The Trust makes a substantially similar statement on page 5 of the revised Proxy Statement. The Board did not consider other funds as the Substitute Fund because, as disclosed in the Proxy Statement under “Rational for the Selection of the Substitute Fund,” the Insurance Companies designed the Plan of Substitution. The Substitution is ultimately an Insurance Company action and therefore the Board should not be held responsible for selecting the Substitute Fund. The Board did review the proposed Plan of Substitution, however, and approved its submission to shareholders for approval (based on the Contract owners’ voting instructions).

Comment 20 – On page 4 of the preliminary Proxy Statement the last full paragraph includes the following sentences:

The Insurance Companies make no representation regarding whether the Substitute Fund is an appropriate investment for you. The purpose of your free transfer rights is to allow you to transfer your account values when, and in the manner that, you deem fit. See “Transfer Rights” above.

The Trust should consider including these sentences in bold type.

Response 20 – Agreed. On page 5 of the revised Proxy Statement, these sentences are included in bold type.

Comment 21 – On page 5 of the preliminary Proxy Statement, there is a discussion of the comparison of investment objectives, investment strategies and principal risks of the Liquidating Funds and the Substitute Fund. The Trust should consider indicating that the Substitute Fund has entirely different objectives, strategies and risks compared to the Liquidating Funds.

Response 21 – Agreed. On page 5 of the revised Proxy Statement under the heading of “COMPARISON OF FUND ATTRIBUTES,” the Trust indicates that the Liquidating Funds are significantly different than the Substitute Fund and the BlackRock Government Money Market V.I. Fund.

Comment 22 – On page 7 of the preliminary Proxy Statement there is a performance and fee comparison discussion. The Trust should consider adding a sentence to that discussion that Contract -related fees and expenses are not reflected in the performance information and that if those fees and expenses were reflected performance would be lower.

Response 22 – Agreed. Under the headings of “PERFORMANCE COMPARISON” on pages 9, 18 and 23 of the revised Proxy Statement the Trust has added a sentence to this effect to the discussion of the performance of each Liquidating Fund as compared to the Substitute Fund and as compared to the BlackRock Government Money Market V.I. Fund.

Comment 23 – Regarding the appropriate placement of comparative information related to the Fund, the Trust should consider including comparison information concerning fees and expenses of the Liquidating Funds, the Substitute Fund and the BlackRock Government Money Market V.I. Fund after the comparison of investment objectives, similar to the presentation in Form N-1A.

Response 23 – Agreed. The Trust presents the comparison information concerning fees and expenses of the Liquidating Funds, the Substitute Fund and the BlackRock Government Money Market V.I. Fund after the comparison of investment objectives.

Comment 24 – On page 14 of the preliminary Proxy Statement there is a discussion of fee waivers by SFIMC. Under the fee waiver agreement, is SFIMC able to recoup waived fees?

Response 24 – No, and the Trust indicates in the footnote 4 on page 11 of the revised Proxy Statement that “SFIMC may not recoup waived fees.”

Comment 25 – Explain why the Trust’s International Equity Fund does not have a principal investment strategy or an investment restriction to invest at least 80% of the value of its net assets, plus the amount of borrowings for investment purposes, in the particular type of investment that is suggested by the fund’s name.

Response 25 – According to Footnote 42 of the adopting release for the names rule (§270.35d-1), “international and global funds will not be subject to the rule.” See Release No. IC-24828; File No. S7-11-97.

Comment 26 – On page 18 of the preliminary Proxy Statement under the heading of “Other Information” there is a reference to the Investment Adviser. Because SFIMC serves as both the investment adviser and administrator, consider changing that reference to include “Investment Adviser and Administrator.”

Response 26 – Agreed. This change has been made on page 25 of the revised Proxy Statement.

Comment 27 – On page 19 of the preliminary Proxy Statement under the heading “Voting Information” there is a sentence stating, “For each Liquidating Fund in which you are invested as of the Record Date, you are entitled to submit one vote for each dollar that you have indirectly invested in the Liquidating Fund as of the Record Date on each matter submitted to a vote of the shareholders at the Meeting.” Are Contract owners entitled to provide voting instructions regarding fractional shares they indirectly own?

Response 27 – Yes, Contract owners are entitled to provide voting instructions regarding fractional shares. On page 25 of the revised Proxy Statement under the heading “Voting Information” this sentence has been changed to read as follows: “For each Liquidating Fund in which you are invested as of the Record Date, you are entitled to instruct the Insurance Company that issued your Contract as to the manner in which shares of the Trust attributable to your contract, including fractional shares, should be voted.”

Comment 28 – How will the Trust treat the receipt of a written voting instruction forms that includes illegible instructions?

Response 28 – Page 19 of the preliminary Proxy Statement indicates that, “If you properly vote your voting instruction form, but don’t make any instructions about how the Shares attributable to your Contract should be voted, the Shares will be voted FOR the Proposal.” The Trust would treat illegible instructions from a Contract owner on a written voting instruction form as though the Contract owner did not make any instructions about how the Shares attributable to his or her Contract should be voted, and the Trust would count those Shares as voted FOR the Proposal.

Comment 29 – On page 19 of the preliminary Proxy Statement after the heading “Record Date,” the Trust should consider disclosing the number of shares of each Liquidating Fund entitled to provide voting instructions to the Insurance Companies.

Response 29 – Agreed. On page 26 of the revised Proxy Statement in the chart under “Record Date,” the Trust has provided information in a new column of the chart regarding the number of shares of each Liquidating Fund that may provide voting instructions to the Insurance Company that issued the Contract. The reason that so few shares are entitled to provide voting instructions is because State Farm Life Insurance Company owns the remaining portion of the issued and outstanding shares of the Liquidating Funds as seed money. State Farm Life Insurance Company will vote its seed money shares in the same proportion as Contract owners vote their shares, i.e., State Farm Life Insurance Company will “echo” vote its seed money shares in the Liquidating Funds.

Comment 30 – On page 19 of the preliminary Proxy Statement there is a discussion of, “Quorum and Adjournment.” How will votes against or abstaining from voting on a Proposal impact the Insurance Companies’ voting on whether to adjourn the meeting?

Response 30 – The Trust has revised the language under “Quorum and Adjournment” on page 26 in the revised Proxy Statement to indicate that, “Any adjournment will require the affirmative vote of a majority of the shares of the Trust present (in person or by proxy) at the session of the meeting to be adjourned. Except in the case of shareholders who have provided voting instructions to abstain from voting, the Insurance Companies as the legal owner of the Shares will vote in favor of adjournment if the Insurance Companies determine that such adjournment and additional solicitation are reasonable and in the interest of Contract owners.”

Comment 31 – On page 20 of the preliminary Proxy Statement there is a discussion of, “Abstentions and Broker Non-Votes.” That discussion indicates, “In tallying shareholder votes, abstentions are counted for purposes of determining whether a quorum is present for a meeting. The treatment and effect of broker non-votes is not applicable because the Trust’s shares are not sold through broker/dealers other than Management Corp.” For purposes of determining voting instructions on the Proposal, how are abstentions counted?

Response 31 – On page 26 of the revised Proxy Statement under the heading “Abstentions and Broker Non-Votes” there is a new statement indicating that abstentions are not counted as voting instructions in favor of the Proposals.

Comment 32 – The Trust should consider providing disclosure required by Item 23 of 17 C.F.R. § 240.14a–101 regarding householding of Proxy Statements.

Response 32 – Agreed, the Trust has included the required information on page 26 of the revised Proxy Statement.

Should you have any questions or need additional information, please give me a call.

Sincerely,

David M. Moore
Assistant Secretary
State Farm Variable Product Trust
(309) 766-1908

Copy to: Alan Goldberg, Esq., Stradley Ronon Stevens & Young, LLP